Exhibit 12.2

Kimco Realty Corporation and Subsidiaries

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

For the nine months ended September 30, 2011

Pretax earnings from continuing operations before adjustment for noncontrolling interests or income loss from equity investees	$59,282,984

Add:
Interest on indebtedness (excluding capitalized interest)	167,083,528
Amortization of debt related expenses	6,774,448
Portion of rents representative of the interest factor	6,052,658
239,193,618

Distributed income from equity investees	108,595,220

Pretax earnings from continuing operations, as adjusted	$347,788,838

Combined fixed charges and preferred stock dividends -
Interest on indebtedness (including capitalized interest)	$173,225,384
Preferred dividend factor	49,384,070
Amortization of debt related expenses	3,435,403
Portion of rents representative of the interest factor	6,052,658

Combined fixed charges and preferred stock dividends	$232,097,515

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	1.50